UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

First Look Media, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

690337 10 0
(CUSIP Number)

Reverge Anselmo
Seven Hills Pictures, LLC
1041 North Formosa Avenue

West Hollywood, California 90046
Telephone: (323) 850-3886
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 20, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 690337 10 0	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Seven Hills Pictures, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ See Item 6

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

Number Of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 4,672,421

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE POWER 4,672,421

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,672,421

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

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1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Reverge Anselmo

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number Of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 4,672,421

	8.	SHARED VOTING POWER -0-

	9.	SOLE DISPOSITIVE POWER 4,672,421

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,672,421

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.2%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

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Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the common stock, $.001 par value per share (“Common Stock”), of First Look Media, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 8000 Sunset Boulevard, Penthouse E, Los Angeles, California 90046.

Item 2. Identity and Background

     This statement is filed on behalf of Seven Hills Pictures, LLC (“Seven Hills”) and Reverge Anselmo. Seven Hills and Mr. Anselmo are sometimes collectively referred to herein as the “Reporting Persons.”

     Seven Hills is an independent motion picture producer. Mr. Anselmo is the sole member and manager of Seven Hills. The business address of Seven Hills and Mr. Anselmo is 1041 North Formosa Avenue, West Hollywood, California 90046.

     Seven Hills is a limited liability company organized under the laws of the State of Connecticut. Mr. Anselmo is a United States citizen.

     Neither of the Reporting Persons has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order enjoining the Reporting Person from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     On May 20, 2002, Seven Hills and the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which the Issuer has agreed to sell to the Purchaser, and Seven Hills has agreed to purchase, various securities and instruments (collectively, the “Securities”) of the Issuer consisting of:

•	2,630,340 shares (the “Purchased Shares”) of Common Stock.

•	A warrant (the “Regular Warrant”) to purchase 881,137 shares of Common Stock.

•	A separate warrant (the “Note Warrant”) to purchase 291,285 shares of common stock.

SCHEDULE 13D

CUSIP NO. 690337 10 0	Page 5 of 11 Pages

•	A Secured Convertible Promissory Note in the principal amount of $2,000,000 (the “Note”), which will be convertible into shares of Common Stock.

     The sale and purchase of the Securities is subject to certain customary closing conditions, including obtaining the consent of the Issuer’s senior bank lenders. The Purchase Agreement can be terminated under certain circumstances, including by either party in the event the closing of the transactions contemplated by the Purchase Agreement does not occur on or before June 30, 2002.

     The aggregate purchase price of the Purchased Shares, the Regular Warrant and the Note Warrant will be $6,050,000. The purchase price of the Note will be $2,000,000. Seven Hills will pay such amounts out of its available working capital and from capital contributions to be made to Seven Hills by Mr. Anselmo out of his personal funds.

Item 4. Purpose of Transaction

     Seven Hills will acquire the Securities described in Item 3 primarily for investment purposes. In connection with the Purchase Agreement, Seven Hills and the Issuer also will jointly form a limited liability company for the purpose of facilitating a Film Marketing and Distribution Agreement that will be entered into among the Issuer, Seven Hills and the newly formed limited liability company. Seven Hills and the Issuer each will contribute $2 million to the capital of the limited liability company, which Seven Hills and the Issuer, in turn, will be able to draw upon to fund the cost of prints and advertising and other costs of marketing and distributing motion pictures produced or acquired by Seven Hills or the Issuer, as the case may be. Under the terms of the Film Marketing and Distribution Agreement and the limited liability company agreement, certain revenues from the distribution of the motion pictures will be paid to the limited liability company to replenish the initial capital contributions of Seven Hills and the Issuer.

     The Reporting Persons may in the future undertake one or more of the actions set forth below:

•	Either or both of the Reporting Persons may acquire additional shares of Common Stock from time to time in the market or in private transactions.

•	In connection with the Purchase Agreement, Seven Hills will enter into an Investor Rights Agreement with the Issuer pursuant to which Seven Hills will be entitled to designate two persons for election as directors of the Issuer. As described in Item 7, in connection with the Purchase Agreement Seven Hills also will enter into an Amended and Restated Voting Agreement with the Issuer and certain current stockholders of the Issuer under which the parties will agree to vote the shares of Common Stock owned by them for the election as directors of the persons designated by Seven Hills and the other parties to the Amended and Restated Voting Agreement as described in Item 6.

SCHEDULE 13D

CUSIP NO. 690337 10 0	Page 6 of 11 Pages

•	The Note will be convertible, in whole or in part, at any time at the election of Seven Hills into shares of Common Stock at an initial conversion price of $2.30 per share, which price will be subject to adjustment in the event of a stock split, reverse stock split, reclassification, merger or reorganization or similar event involving the Issuer. The Issuer also may cause the Note to be converted, in whole or in part, at any time if the closing bid price of the Common Stock equals or exceeds $2.30 per share during the 20-trading days prior to the Issuer’s conversion notice.

•	The Regular Warrant will be exercisable at any time until five years after the issue date for the purchase of shares of Common Stock at an initial exercise price of $3.40 per share, which price will be subject to adjustment in the event of a stock split, reverse stock split, reclassification, reorganization or similar event involving the Company, or in the event the Company sells or issues (subject to certain exceptions) shares of Common Stock at a price less than the exercise price of the Regular Warrant at any time during the 30-month period following the closing of the transactions contemplated by the Purchase Agreement.

•	The Note Warrant will be identical in all respects to the Regular Warrant, but it will become exercisable only if and to the extent that the Note is converted into shares of Common Stock as described above.

•	Under the terms of the Purchase Agreement, as long as the Note is outstanding Seven Hills will have the right (subject to certain exceptions) to participate in future issuances of securities by the Company for cash to the extent necessary to preserve its percentage ownership of Common Stock.

     Other than as described above, and except that Mr. Anselmo in the future may be granted options to purchase shares of Common Stock under the Issuer’s stock option plans for serving as a director of the Issuer, none of the Reporting Persons has any agreements to acquire any additional shares of Common Stock at this time.

     As a director of the Company, Mr. Anselmo will be involved in making material business decisions regarding the Issuer’s policies and practices. Notwithstanding the foregoing, except as discussed above and in the ordinary course of Mr. Anselmo’s service as a director of the Issuer, the Reporting Persons do not have any plans or proposals to:

•	Effect any material change in the present capitalization or dividend policy of the Issuer.

•	Cause any other material change in the Issuer’s business or corporate structure.

•	Cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer’s by any person.

SCHEDULE 13D

CUSIP NO. 690337 10 0	Page 7 of 11 Pages

•	Cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an interdealer quotation system of a registered national securities association.

•	Cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934.

•	Take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer

     Subject to certain closing conditions, pursuant to the Purchase Agreement the Issuer has agreed to sell to the Purchaser, and the Purchaser has agreed to purchase, the Purchased Shares, the Regular Warrant, the Note Warrant and the Note as described in Item 3. Assuming the transactions contemplated by the Purchase Agreement are completed, as of the closing, Seven Hills will be the record and beneficial owner of the 2,630,434 Purchased Shares and will be deemed to own beneficially 881,137 shares of Common Stock issuable upon the exercise of the Regular Warrant, 291,285 shares of Common Stock issuable upon exercise of the Note Warrant (but only to the extent the Note Warrant becomes exercisable upon the conversion of the Note) and 869,565 shares of Common Stock issuable upon the conversion of the Note. Based upon 11,909,139 shares of Common Stock outstanding as of April 12, 2002, the total of 4,672,421 shares of Common Stock to be owned beneficially by Seven Hills will represent approximately 28.2% of the Issuer’s outstanding Common Stock after giving effect to the exercise and conversion in full of the Regular Warrant, the Note Warrant and the Note.

     Mr. Anselmo does not own, of record, any shares of Common Stock. He is the sole member and manager of Seven Hills and, as such, will be deemed to own beneficially all of the shares of Common Stock to be owned beneficially by Seven Hills as described above. The Purchase Agreement provides that Mr. Anselmo will have been appointed as a director of the Company as a condition to the closing of the transactions contemplated by the Purchase Agreement. In connection with his appointment as a director, Mr. Anselmo may be entitled under the Issuer’s stock option plan to be granted certain options to purchase shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     On May 20, 2002, Seven Hills and the Issuer entered into the Purchase Agreement, under which the Issuer agreed to sell to Seven Hills, and Seven Hills agreed to purchase, the Securities described in Item 3. The closing of the transactions contemplated by the Purchase Agreement is subject to certain customary closing conditions, including obtaining the consent of the Issuer’s senior bank lenders. The Purchase Agreement may be terminated under certain circumstances, including by either party in the event the closing does not occur on or before June 30, 2002.

SCHEDULE 13D

CUSIP NO. 690337 10 0	Page 8 of 11 Pages

     The Securities will be acquired by Seven Hills in a transaction exempt from registration under the federal securities laws and, as such, will not be able to be offered for sale, sold or otherwise transferred by Seven Hills, except pursuant to an effective registration statement under the Securities Act or an available exemption from registration. In connection with the closing, the Issuer and Seven Hills will enter into an Investor Rights Agreement under which the Company will grant Seven Hills certain rights to require the Issuer to register under the Securities Act of 1933 the Purchased Shares and the shares of Common Stock issuable upon the exercise and conversion of the Regular Warrant, the Note Warrant and the Note. Among other things, Seven Hills will have the one-time right to demand the registration of such shares after two years following the closing and the right on two occasions to require such shares to be registered on Form S-3, assuming the Issuer becomes eligible to use Form S-3 for this purpose.

     The Issuer currently is party to a Voting Agreement, dated as of June 20, 2000, by and among the Issuer, Rosemary Street Productions, LLC, Robert Little, Ellen Little (together with Robert Little, referred to as the “Littles”), MRCo., Inc., Christopher J. Cooney (“C. Cooney”), Jeffrey Cooney (“J. Cooney”) and Wharton Capital Partners, Ltd. (“Wharton”) relating the voting of shares of Common Stock owned by the parties. As a condition to the closing of the transactions contemplated by the Purchase Agreement, the Voting Agreement is to be amended and restated to add Seven Hills as a party and to provide that:

•	So long as Robert Little is employed as President of the Issuer or the Littles own 5% or more of the Issuer’s “Voting Securities” (as defined), each of Rosemary Street, Wharton and Seven Hills will use its best efforts to nominate and vote for Mr. Little to serve as a member of the Issuer’s board of directors and will not vote its “Voting Securities” to remove Robert Little as a director, except for “cause” (as defined).

•	So long as C. Cooney and J. Cooney own, in the aggregate, directly or indirectly, 5% or more of the Issuer’s “Voting Securities,” each the Littles, Rosemary Street, Wharton and Seven Hills will use its best efforts to nominate and vote for C. Cooney and J. Cooney to serve as members of the Issuer’s board of directors and will not vote its “Voting Securities” to remove C. Cooney or J. Cooney as a director, except for “cause.”

•	So long as MRCo., Inc. owns 5% or more of the Issuer’s “Voting Securities,” each of the Littles, Rosemary Street, Wharton and Seven Hills will use its best efforts to nominate and vote for a designee of MRCo., Inc. to serve as a member of the Issuer’s board of directors and will not vote its “Voting Securities” to remove such designee as a director, except for “cause.”

•	So long as Seven Hills owns 5% or more of the Issuer’s “Voting Securities,” each of the Littles, Rosemary Street and Wharton will use its best efforts to nominate and vote for two individuals designated by Seven Hills to serve as members of the Issuer’s board of directors and will not vote its “Voting Securities” to remove such designees as directors, except for “cause.”

SCHEDULE 13D

CUSIP NO. 690337 10 0	Page 9 of 11 Pages

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement.

2.	Securities Purchase Agreement, dated as of May 20, 2000 (the “Purchase Agreement”), without schedules or exhibits, between the Issuer and Seven Hills (incorporated by reference to Exhibit 10.28 to the Company’s Current Report on Form 8-K filed on May 29, 2002).

SCHEDULE 13D

CUSIP NO. 690337 10 0	Page 10 of 11 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2002	SEVEN HILLS PICTURES, LLC

	By:	/s/ Reverge Anselmo

Name: Reverge Anselmo Title: Manager

Dated: May 29, 2002	/s/ Reverge Anselmo

REVERGE ANSELMO